Exhibit 99.1

JA Solar Appoints Executive Chairman Baofang Jin as Chief Executive Officer

SHANGHAI, January 14, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced the appointment of Mr. Baofang Jin as chief executive officer, effective January 21, 2013. Mr. Jin will replace Dr. Peng Fang, whose three-year term of service will end on January 20, 2013.

Mr. Jin has been the JA Solar’s chairman since May 2005 and executive chairman of the Board of Directors since July 2009. Mr. Jin previously served as the Company’s chief executive officer from August 2009 to January 2010.

“I am pleased to return to the role of chief executive officer and look forward to continuing to take JA Solar forward,” said Mr. Baofang Jin. “I want to extend my gratitude to Dr. Fang for his extraordinary contribution to JA Solar over the past three years and wish him well in his future endeavors.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com